Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2024 (the 2024 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2024 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

– Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	67	52.3	253	50.6
National Action Party	21	16.4	71	14.2
Institutional Revolutionary Party	14	10.9	37	7.4
Citizen Movement Party	5	3.9	27	5.4
Ecological Green Party of Mexico	14	10.2	62	12.4
Labor Party	6	4.7	49	9.8
Unaffiliated	1	0.8	1	0.2
Total	128	100.0%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of July 21, 2025.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On July 2, 2025, the Ley Orgánica del Congreso General de los Estados Unidos Mexicanos (Organic Law of the General Congress) was amended to strengthen the internal control and accountability mechanisms for the Cámara de Diputados (Chamber of Deputies) and the power of the chamber’s Administration Committee to monitor the use of public resources, among other changes.

On July 16, 2025, a decree was published in the Official Gazette amending the Ley Federal de Competencia Económica (Federal Antitrust Law) to establish the Comisión Nacional Antimonopolio (National Antitrust Commission, or CAN). The CNA will begin operations once its president and the five commissioners are appointed. In the interim, Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) will continue to operate under the legal framework prior to the decree taking effect.

Criminal Justice

On June 29, 2025, the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection, or SSPC) announced that the SSPC, together with the Secretaría de la Defensa Nacional (Ministry of National Defense), the Secretaría de Marina (Ministry of Navy), the Fiscalía General de la República (Attorney General’s Office, or FGR), the Guardia Nacional (National Guard), Petróleos Mexicanos (PEMEX) and local police and authorities conducted 13 raids in Coahuila, Querétaro, Mexico City, and the State of Mexico, resulting in the seizure of supplies and contraband connected to illegal hydrocarbon extraction operations. In addition, two clandestine taps were closed and almost Ps. 16 million were seized.

On July 8, 2025, the Gabinete de Securidad (Security Cabinet) announced that the implementation of recent strategies for combatting high-impact crimes, together with the strengthening of strategies to combat extortion, such as collaborative efforts with federal entities including the Unidad de Inteligencia Financiera (Financial Intelligence Unit), had led to the arrest of 25,255 individuals for high-impact crimes and the seizure of 13,275 firearms and 188 tons of drugs, in addition to the disabling of more than 1,160 laboratories and drug traffic concentration areas.

On July 16, 2025, a decree was published in the Official Gazette amending various provisions of the Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Forced Disappearance of Persons, Disappearances Committed by Private Parties, and the National System for the Search for Persons) and the Ley General de Población (General Population Law), in order to strengthen the search, location and identification of missing persons.

Anti-Corruption

On June 2, 2025, the Servicio de Administración Tributaria (Tax Administration Service, or SAT) announced that it is strengthening its fight against corruption and tax evasion, including by providing ongoing training for public servants and enhancing its surveillance of compliance with laws and regulations governing public servant conduct.

Environment

General

On June 25, 2025, the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT), presented the Programa Nacional de Restauración Ambiental 2025-2030 (National Environmental Restoration Program 2025-2030, or PNRA), which aims to promote environmental restoration in Mexico by, among other initiatives, focusing on productive practices that regenerate the environment, transitioning to sustainable systems with a focus on local economies, strengthening community capacities for land management and coordinating federal and state funding.

Natural Disaster Policies

On June 25, 2025, the Mexican government reported that the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection), the Ministry of National Defense, the Ministry of the Navy, and the Sistema Nacional de Protección Civil (National Civil Protection System) participated in recovery efforts in communities in Oaxaca and Guerrero affected by Hurricane Erick, including by providing humanitarian aid, rebuilding infrastructure and restoring access to basic utilities.

THE ECONOMY

Private Sector Investment

On July 4, 2025, a decree was published in the Diario Oficial de la Federación (Official Gazette) to offer tax benefits to taxpayers who invest in circular economy projects within the Polos de Desarrollo de Economía Circular para el Bienestar (Circular Economy Wellbeing Development Hubs). Investments must be in sustainable and socially responsible economic activities approved by the Ministry of Environment and Natural Resources, such as the sustainable production of goods and elimination of pollution.

On July 9, 2025, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) announced the release of the Guía para el Financiamiento de Proyectos de Inversión Turística (Guide for Financing Tourism Investment Projects), a resource designed to strengthen the growth and development of companies in the tourism industry by facilitating access to financing for essential business needs, including working capital, fixed asset acquisition, technological improvements, and environmental sustainability initiatives.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.7% as of May 30, 2025, an increase from the rate of 2.6% as of May 30, 2024. As of May 31, 2025, the economically active population in Mexico (fifteen years of age and older) was 61.7 million. On July 21, 2025, the minimum wages were Ps. 419.88 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 278.80 per day for the rest of Mexico, an increase of 12.0%, respectively, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2024 Form 18-K.

On June 24, 2025, a decree was published in the Official Gazette recognizing the right to a fair retirement pension for federal workers under the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers), and providing for the phased decrease of minimum age eligibility requirements starting in 2028 from the current age requirement of 56 for women and 58 for men to 53 and 55 by 2034, respectively.

On July 9, 2025, the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Security) announced the Programa de Inspección Federal del Trabajo 2025 (Federal Labor Inspection Program 2025), which aims to promote fair and equitable labor conditions that uphold workers’ fundamental rights.

Principal Sectors of the Economy

Petroleum and Petrochemicals

On June 4, 2025, PEMEX announced the commencement of an institutional reorganization process with the objective of optimizing the company’s operations. This measure aims to (i) strengthen the value chain by eliminating redundant roles and positions, (ii) redirect resources toward essential operational activities, (iii) optimize public spending and (iv) improve operational efficiency. As part of the reorganization process, PEMEX will reduce its administrative structure in areas such as marketing, planning, human resources, cost management and service contracting. On May 22, 2025, the PEMEX Board of Directors approved the company’s amended bylaws, which were published in the Official Gazette on May 30, 2025.

Tourism

On June 19, 2025, SECTUR announced that Mexico was the sixth most visited country in the world in 2024, according to United Nations Tourism.

On July 1, 2025, SECTUR and the Ministry of Tourism of the Republic of Cuba entered into the Programa de Acciones de Cooperación Turística 2025-2028 (Tourism Cooperation Action Program 2025-2028), through which Mexico and Cuba will collaborate on initiatives within the tourism industry, including through the training of tourism professionals.

On July 1, 2025, SECTUR announced that it had reached agreements with the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), the Instituto Nacional de Migración (National Migration Institute), and the Florida-Caribbean Cruise Association to strengthen the Mexican tourism sector’s participation in the Estrategia Nacional de Industrialización y Prosperidad Compartida “Plan México” (the National Strategy for Industrialization and Shared Prosperity, or Plan Mexico). The agreements aim to increase job opportunities for Mexicans working on cruise ships and support local suppliers of Mexican products.

On July 2, 2025, SECTUR announced that from January to May of 2025, 9.4 million international tourists traveled to Mexico by air, representing a 2.9% increase compared to the same period in 2024.

Agriculture

On June 15, 2025, the Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or Ministry of Agriculture) announced the Programa Cosechando Soberanía (Harvesting Sovereignty Program), which aims to benefit rural producers by offering financing at an 8.5% interest rate and subsidized agricultural insurance.

On July 2, 2025, the Ministry of Agriculture announced that the Japanese Ministry of Health, Labor, and Welfare approved the commercial exchange of avocados and meat products after confirming that Mexican packers and producers adhere to optimal safety standards and meet the requirements of Japanese companies.

On July 8, 2025, representatives of the Ministry of Agriculture and the Secretaría de Ciencia, Humanidades, Tecnología e Innovación (Ministry for Science, Humanities, Technology and Innovation) held a meeting with the International Maize and Wheat Improvement Center (CIMMYT) to discuss scientific advances, strategic alliances, and initiatives promoted by CIMMYT to transform the country’s agricultural and food systems. CIMMYT reaffirmed its continued commitment to being a strategic partner of the Mexican government.

Education Services and Healthcare and Social Assistance

On July 1, 2025, President Sheinbaum signed a decree incorporating the IMSS COPLAMAR program, which administers medical care throughout the country, into the general social security system overseen by the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS), with the aim of strengthening and expanding medical coverage for rural communities and vulnerable populations.

Transportation and Communications

Highways

On June 25, 2025, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation, or SICT) reported that 52,762 direct and indirect jobs had been created through the Programa Nacional de Infraestructura Carretera 2025-2030 (National Highway Infrastructure Program 2025-2030). Additionally, Ps. 53 billion will be invested in the program in 2025 and Ps. 373 billion will be invested by 2030.

Aviation

On July 6, 2025, the SICT announced that it expects to invest Ps. 134 billion in airport infrastructure for 62 terminals in Mexico from 2025 to 2030. The modernization and expansion projects are expected to generate more than 200,000 direct and indirect jobs, beginning at the Mexico City, Puerto Escondido, Tepic, Cancún, Guadalajara, Tijuana, and Monterrey airports.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Inflation

Consumer inflation at the end of June 2025 was 4.3%, which was above Banco de México’s 3.0% (+/-1.0%) target inflation for the year, 0.1 percentage point higher than the 4.2% consumer inflation for 2024 and 0.4 percentage point lower than the 4.7% consumer inflation for 2023. This trend was the result of an increase in core inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 4.2% at the end of June 2025, higher than core inflation of 3.7% for 2024.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

– Rates of Change in Price Indices

	National Consumer Price Index(1)(2)(4)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2021	7.4	9.3	15.0;(6) 15.0(7)
2022	7.8	5.3	22.0;(6) 22.0(7)
2023	4.7	1.4	20.0;(6) 20.0(7)
2024	4.2	7.4	20.0;(6) 20.0(7)
2025
January	3.6	7.6	12.0;(6) 12.0(7)
February	3.8	7.9	—
March	3.8	7.3	—
April	3.9	7.1	—
May	4.4	6.8	—
June	4.3	5.2	—

(1)	Changes in price indices are calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2025.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor and Social Security.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

– Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January-June	11.0	11.2	8.7	11.4	11.5
July-December	10.4	10.5	8.3	10.8	11.0
2025:
January	9.9	9.8	7.9	10.3	10.4
February	9.5	9.3	7.8	9.9	10.0
March	9.1	9.0	7.5	9.7	9.8
April	8.8	8.6	7.2	9.3	9.3
May	8.3	8.3	6.9	9.0	9.1
June	8.1	8.0	6.7	8.7	8.8

Source: Banco de México.

During the first six months of 2025, interest rates on 28-day Cetes averaged 9.0%, as compared to 11.0% during the same period of 2024. Interest rates on 91-day Cetes averaged 8.9%, as compared to 11.2% during the same period of 2024.

On July 21, 2025, the 28-day Cetes rate was 7.65% and the 91-day Cetes rate was 7.97%.

On June 26, 2025, Banco de México held its fourth monetary policy meeting of 2025 and decreased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 50 basis points, taking into account the current inflationary climate and the degree to which the monetary stance remained restrictive, bringing the rate to 8.00%.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

– Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024	20.7862	18.3336
2025
January	20.6068	20.5490
February	20.5080	20.4571
March	20.4380	20.2417
April	19.6095	20.0564
May	19.3858	19.4355
June	18.8332	19.0300

Source: Banco de México.

On July 21, 2025, the peso/U.S. dollar exchange rate closed at Ps. 18.6455 = U.S.$1.00, a 10.71% appreciation in dollar terms as compared to the rate on December 31, 2024. The peso/U.S. dollar buying exchange rate published by Banco de México on July 21, 2025 (which took effect on the second business day thereafter) was Ps. 18.6565 = U.S.$1.00.

Banking System

As of May 31, 2025, the total assets of the banking sector were Ps. 15,599.1 billion, which represented a real increase of 7.26% as compared to May 31, 2024. As of May 31, 2025, the current loan portfolio of the banking sector had a balance of Ps. 7,830.4 billion, a real increase of 6.51% as compared to May 31, 2024. Finally, the banking sector’s net result was Ps. 126.4 billion as of May 31, 2025, 2.07% higher in real terms as compared to May 31, 2024.

On May 8, 2025, the Federal Government, Banco de México, and the Asociación de Bancos de México (Mexican Association of Banks) agreed to increase financing for small and medium enterprises by 3.5% annually through 2030.

On June 23, 2025, the Consejo de Estabilidad Financiera (Financial Stability Board, or FSB) updated its assessment of risks faced by the Mexican financial system, concluding that the Mexican financial system remains solid and resilient. In addition, the FSB highlighted that uncertainty prevails regarding the global monetary policy path given the persistence of downside risks to economic activity and upside risks to inflation.

Banking Supervision and Support

As of May 31 2025, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.82%, as compared to 19.39% at the end of May 2024 and 19.09% at the end of December 2024. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2024 Form 18-K.

As of May 31, 2025, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) were required as of that date. In addition, institutions designated as Locally Systemically Important met the required systemic risk capital supplement, in accordance with the standards outlined by Basel III.

On June 25, 2025, the U.S. Department of the Treasury announced measures concerning CIBanco S.A., Institución de Banca Múltiple (CIBanco), Intercam Banco S.A., Institución de Banca Múltiple (Intercam), and Vector Casa de Bolsa, S.A. de C.V. (Vector). The following day, the Board of Governors of the CNBV ordered the temporary managerial intervention of CIBanco, Intercam and Vector, replacing each institution’s management bodies and legal representatives with the aim of safeguarding the rights of depositors and clients. Mexican financial authorities reaffirmed their confidence in the strength and resilience of the Mexican financial system and their commitment to preserving its stability, integrity and proper functioning. On July 9, 2025, the U.S. Department of the Treasury extended restrictions on certain fund transfers with CIBanco, Intercam and Vector by 45 days until September 4, 2025.

On June 26, 2025, the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB) published in the Official Gazette precautionary measures aiming to protect investor and creditor interests by replacing the governing bodies and representatives of CIBanco and Intercam, in line with the Ley del Mercado de Valores (Securities Market Law) and the Ley de Instituciones de Crédito (Credit Institutions Law).

On July 4, 2025, the Ministry of Finance and Public Credit announced that, as a result of the managerial intervention of CIBanco and Intercam, a demerger of both institutions’ trust businesses had been initiated. To protect the interests of the settlors, beneficiaries, and third parties involved, the trust businesses will be temporarily transferred to Mexican development banking entities, to ensure uninterrupted service while maintaining appropriate regulatory and operational controls under the permanent supervision of the CNBV and financial authorities.

On July, 16, 2025, a decree was published in the Official Gazette amending the Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Operations with Resources of Illicit Origin) and modifying Article 400 Bis of the Código Penal Federal (Federal Criminal Code) to enhance the traceability of funds, improve the identification of beneficial owners, and align national legislation with international standards set by the Financial Action Task Force.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

On May 13, 2025, the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) reported that as of March 31, 2025, the insurance and surety market was comprised of 112 institutions and that in the first quarter of 2025, direct premiums in the insurance sector increased from Ps. 244.6 billion to Ps. 291.7 billion, representing a 12.4% increase compared to the same period in 2024. The insurance and surety sector recorded a 20.8% growth in profits, increasing from Ps. 21.0 billion in the first quarter of 2024 to Ps. 25.4 billion in the first quarter of 2025.

Financial Technology

As of May 2025, a total of 85 Instituciones de Tecnología Financiera (ITFs) have been authorized under the Ley para Regular las Instituciones de Tecnología Financiera (LRITF). Of these, 27 are Instituciones de Financiamiento Colectivo (IFCs) and 58 are Instituciones de Fondos de Pago Electrónico (IFPEs). These entities provide innovative financial services that can complement the existing offering and help promote financial inclusion, efficiency, and competition among market participants.

Although the ITF sector remains relatively small, its capital accounts for only 4.6% of the capital held by commercial banks, its steady growth has made its size comparable to that of other groups of small financial intermediaries. Specifically, the ITFs’ capital stock is equivalent to 46.4% of the contributed capital of Sociedades Financieras Populares (sofipos) and 146.3% of that of Sociedades Cooperativas de Ahorro y Préstamo (socaps).

According to information published by the entities themselves on their websites, as of the end of the first quarter of 2025, financing granted through debt-based crowdfunding institutions (IFCs) continues to grow. However, the level of non-performing financing remains high in certain institutions, with some cases exceeding 30%. That said, the weighted average (by amount financed) across all debt-based IFCs reporting data stood at 8.4%.

Securities Markets

On July 21, 2025, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 55,841.3 points, representing a 12.78% increase from the level at December 31, 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On June 18, 2025, the Ministry of Economy established the Primer Comité Educativo de Minería México 2025 (First Mexico 2025 Mining Education Committee), consisting of industry associations, specialized colleges and federal authorities affiliated with the Cámara Minera de Mexico (Mining Chamber of Mexico, or CAMIMEX), with the goal of fostering the development of Mexican patents and strengthening the industry.

On June 24, 2025, the fourth meeting of the U.S.-Mexico Semiconductor Collaboration Forum was held in the United States, highlighting efforts to move towards greater integration of global supply chains.

On June 27, 2025, the Government of Mexico introduced a new reporting mechanism for imports produced using forced labor using the Ventanilla Digital Mexicana de Comercio Exterior (Mexican Digital Foreign Trade Window), thereby fulfilling Mexico’s commitment under the United States-Mexico-Canada Agreement (USMCA).

On July 7, 2025, the Committee on the Elimination of Discrimination against Women (CEDAW) published its concluding observations on Mexico’s Tenth Periodic Report, and Mexico reaffirmed its commitment to addressing the CEDAW’s observations through the CEDAW’s Follow-up Commission.

On July 7, 2025, the Ministry of Agriculture announced the resumption of live cattle exports to the United States, with nearly 900 cattle exported from the quarantine station in Agua Prieta, Sonora.

Foreign Trade Relations and Agreements

On June 4, 2025, President Sheinbaum announced the continuation of diplomatic efforts to reach agreements with the United States through ongoing meetings between the Mexican Ministry of Economy and the U.S. Secretary of Commerce.

On June 10, 2025, representatives of the Ministry of Economy met with representatives of Germany’s Ministry of Economy and Energy to promote the Mexico-Germany Dialogue on Quality Infrastructure and discuss the upcoming Annual Meeting in November 2025 within the framework of the memorandum of understanding signed between the two countries in 2018.

On June 17, 2025, during the 51st G7 Leaders’ Summit in Canada, President Sheinbaum met with the President of the European Council and the President of the European Commission to discuss updates to the trade agreement between Mexico and the European Union.

On July 3, 2025, the Ministry of Economy hosted the Switzerland & Mexico Startup and Innovation Exchange 2025, an initiative that aims to strengthen international cooperation, promote technological transfer and explore investment opportunities in strategic sectors such as healthcare, clean technologies and artificial intelligence.

On July 5, 2025, at the XVII BRICS Leaders’ Summit, Mexican representatives met with (i) representatives of Brazil to discuss the implementation of electronic visas to increase Brazilian tourism in Mexico and to advance agreements on pharmaceutical regulation, and (ii) representatives from Uruguay to discuss Uruguay’s upcoming CELAC chairmanship, multilateral cooperation initiatives, and strategies to enhance regional economic integration.

On July 11, 2025, a Mexican delegation composed of representatives of the Mexican Ministries of Economy, Foreign Affairs, Finance, Public Security and Energy met with the U.S. Departments of State, Commerce and Energy, as well as the U.S. National Security Council and the Trade Representative Office, with the objective of establishing a permanent bilateral working group (the “Permanent Working Group”) to discuss the main issues affecting the relation between both countries. The following day, the U.S. government announced that it would be imposing 30% tariffs on imports from Mexico and the European Union, effective as of August 1, 2025. Both countries’ representatives agreed that the Permanent Working Group will prioritize finding an alternative to the tariffs on imports from Mexico before the measures become effective, while still protecting local businesses and jobs.

On July 14, 2025, the U.S. Department of Commerce notified the Mexican government of its decision to withdraw from the 2019 Agreement Suspending the Antidumping Duty Investigation on Fresh Tomatoes from Mexico and to introduce a 17.09% antidumping duty on Mexican tomato exports. The Mexican government announced that the Ministries of Economy and Agriculture will support Mexican tomato producers in their efforts toward the negotiation of a successor agreement to suspend the application of the new duty.

Balance of Payments and International Reserves

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

– International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2021	202.4	207.7
2022	199.1	201.1
2023	212.8	214.3
2024	228.8	231.8
2025(4):
January	230.8	240.7
February	234.3	245.5
March	237.0	246.5
April	239.1	245.8
May	240.0	246.2
June	241.5	248.9

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On June 10, 2025, the Mexico-France Chamber of Commerce and a delegation of executives of French companies with presence in Mexico met with the objective of strengthening business relationships in Mexico. France expressed its commitment to continue investing in Mexico.

On June 16, 2025, President Sheinbaum met with the Business Council of Canada to discuss increasing investments in Mexico within the framework of Plan Mexico.

On June 17, 2025, during the 51st G7 Leaders’ Summit in Canada, President Sheinbaum and Indian Prime Minister Narendra Modi discussed strengthening relations between Mexico and India through investments in scientific and technological development.

PUBLIC FINANCE

Revenues and Expenditures

Revenues

Budgetary Revenues

On June 30, 2025, the Ministry of Finance and Public Credit reported that, as of May 31, 2025, public finances met the annual targets set by Congress due to robust growth in budgetary revenues and effective management of public spending. From January to May 2025, tax collection grew 8.9% in real terms, the highest increase for this period since 2016, due in part to a 12.5% increase in the Impuesto al Valor Agregado (value-added tax, or VAT) and an 8.2% rise in income tax, along with higher customs revenues. Public spending surpassed the planned target by 94.3% during this period, funding essential social programs and strategic infrastructure projects. As of May 31, 2025, public debt represented 49.2% of GDP, as compared to 51.3% as of December 31, 2024.

Taxation and Tax Revenues

On June 27, 2025, the SAT and the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Welfare, or STPS) issued new regulation clarifying that digital platforms, and individuals providing services through such platforms, must comply with income tax and VAT laws to ensure legal certainty.

On July 7, 2025, the SAT announced that federal government revenues for the first half of 2025 reached Ps. 3.2 trillion, representing a 10.3% increase in real terms and a nominal growth of Ps. 412.7 billion compared to the same period in 2024.

PUBLIC DEBT

Internal Debt

Internal Government Debt

As of July 21, 2025, there was no debt of any state or municipality guaranteed by the Government outstanding.

External Securities Offerings and Liability Management Transactions

On July 2, 2025, Mexico issued U.S.$3,949,715,000 of its 5.850% Global Notes due 2032 and U.S.$2,850,768,000 of its 6.625% Global Notes due 2038.

CERTAIN FINANCING AND SUPPORT TRANSACTIONS

The Mexican Government is implementing a series of measures to provide support to PEMEX in the management and improvement of its balance sheet. In particular, acting through the Ministry of Finance and Public Credit, the Mexican Government is executing an offering of pre-capitalized securities redeemable August 17, 2030 (the “P-Caps”) by a Luxembourg special purpose vehicle (“EFL I”), the proceeds of which will be used by EFL I to purchase eligible assets in the form of U.S. Treasuries and/or principal and interest strips of U.S. Treasury Securities (collectively, the “Eligible Assets”). The P-Caps will be mandatorily redeemable by EFL I for cash on August 17, 2030.

To maximize the financial benefits of the transaction and optimize credit conditions, Mexico will, concurrently with the issuance of the P-Caps, enter into a facility agreement with EFL I (the “Facility Agreement”) pursuant to which the Eligible Assets will be delivered to PEMEX under an uncollateralized global master securities lending agreement (the “GMSLA”). Under the Facility Agreement, Mexico must either transfer (or cause to be transferred) all principal and interest payments on the Eligible Assets to EFL I or return (or cause to be returned) the Eligible Assets to EFL I. Mexico also will have the obligation, as agreed under the Facility Agreement, to issue and sell to EFL I an aggregate principal amount of its notes due 2030 (the “Notes”), in an amount equivalent to the aggregate face value of the outstanding P-Caps, upon the occurrence of certain events, including as a result of (i) failure by Mexico to pay the facility fee due under the Facility Agreement, (ii) failure by Mexico or Pemex to return any Eligible Assets to EFL I, (iii) a general moratorium in respect of any public external indebtedness of Mexico or (iv) an event of default under Mexico’s Notes. Following the issuance of the Notes upon the occurrence of such events, EFL I will liquidate its assets and distribute the Notes to the holders of the P-Caps.

Upon the closing of the P-Caps offering, Mexico will direct EFL I to deliver the Eligible Assets to PEMEX under the GMSLA. Upon delivery of the Eligible Assets to PEMEX under the GMSLA, title to the Eligible Assets will pass to PEMEX. PEMEX will then enter into repurchase transactions with Bank of America, N.A., Citibank, N.A. and JPMorgan Chase Bank, N.A. (collectively, the “Banks”). Pursuant to such repurchase transactions, PEMEX will transfer the Eligible Assets (including title thereto) to the Banks in return for United States dollars. PEMEX is expected to use the proceeds received under the repurchase agreement transactions to improve its financial position.

The P-Caps issued by EFL I will not be consolidated with the liabilities of PEMEX or Mexico. The Notes, when and if issued by Mexico pursuant to the Facility Agreement, will constitute public debt of the Mexican Government, according to the relevant regulatory provisions of the Mexican Government.

This Form 18-K/A shall not constitute an offer to sell, or a solicitation of an offer to buy the P-Caps or the Notes, nor shall there be any sale of, the P-Caps or the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such state or jurisdiction. There can be no assurances that the offering of the P-Caps will be completed as described herein or at all.